SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
NEOMAGIC CORPORATION

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
640497103

(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	640497103	Page	2	of	9

1	NAMES OF REPORTING PERSONS Antonio Tomasello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		399,128 shares (3.2%)[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		399,128 shares (3.2%)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

399,128 shares of 730,828 aggregate[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% of 5.9 aggregate %[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	Response reflects amounts owned solely by Antonio Tomasello, not aggregate amounts of all of the Reporting Persons filing this Schedule 13D.

[2]	Of the total 730,828 shares owned in aggregate by all of the Reporting Person filing this Schedule 13D, Antonio Tomasello owns 399,128 shares.

[3]	Of the aggregate 5.9% percentage ownership of Issuer owned by the Reporting Persons filing this Schedule 13D, Antonio Tomasello owns 3.2%.

CUSIP No.	640497103	Page	3	of	9

1	NAMES OF REPORTING PERSONS Bluestone Financial LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BVI

	7	SOLE VOTING POWER

NUMBER OF		295,700 shares (2.4%)[4]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		295,700 shares (2.4%)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

295,700 shares 730,828 agregate[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4% of 5.9% aggregate[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[4]	Response reflects amounts owned solely by Bluestone Financial LTD, not aggregate amounts of all of the Reporting Persons filing this Schedule 13D.

[5]	Of the total 730,828 shares owned in aggregate by all of the Reporting Person filing this Schedule 13D, Bluestone Financial LTD owns 295,700 shares.

[6]	Of the aggregate 5.9% percentage ownership of Issuer owned by the Reporting Persons filing this Schedule 13D, Bluestone Financial LTD owns 2.4%.

CUSIP No.	640497103	Page	4	of	9

1	NAMES OF REPORTING PERSONS Attiva Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		36,000 shares (.3%)[7]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,000 shares (.3%)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000 shares of 730,828 aggregate[8]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.3% of 5.9% aggregate[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[7]	Response reflects amounts owned solely by Attiva Capital Management, LLC, not aggregate amounts of all of the Reporting Persons filing this Schedule 13D.

[8]	Of the total 730,828 shares owned in aggregate by all of the Reporting Person filing this Schedule 13D, Attiva Capital Management, LLC owns 36,000 shares.

[9]	Of the aggregate 5.9% percentage ownership of Issuer owned by the Reporting Persons filing this Schedule 13D, Bluestone Financial LTD owns .3%.

CUSIP No.	640497103	Page	5	of	9
ITEM 1. SECURITY AND ISSUER.
     This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of NeoMagic Corporation (the “Company”), whose principal executive offices are located at 3250 Jay Street, Santa Clara California, 95054.
ITEM 2. IDENTITY AND BACKGROUND.

(a)	Antonio Tomasello (“Tomasello Reporting Person”)	(a)	Bluestone Financial LTD (“Bluestone Reporting Person”)	(a)	Attiva Capital Management, LLC (“Attiva Reporting Person”)
(b)	Avenida Cristobal Colon Residencias Vista Azul Penthouse A Cumana, Estado Sucre 6101 Venezuela	(b)	The purpose of business of the Bluestone Reporting Person is financial investing.	(b)	The purpose of business of the Attiva Reporting Person is financial investing.
(c)	President, Metalinvest, S.A. Avenida Cristobal Colon Edificio Vista Azul PH — D Cumana, Estado Sucre 6101 Venezuela	(c)	The address(es) of principal business and principal offices of business of the Bluestone Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Virgin Islands	(c)	The address(es) of principal business and principal offices of business of the Attiva Reporting Person is: 381 Park Avenue South, Suite 1005, New York, NY 10016
(d)	None	(d)	None	(d)	None
(e)	None	(e)	None	(e)	None
(f)	Citizen of Italy	(f)	Organized in BVI	(f)	Organized in Delaware

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The Tomasello Reporting Person has used personal funds to make all acquisitions of Common Stock currently owned by him. The Bluestone Reporting Person and the Attiva Reporting Person have used working capital to make all acquisitions of Common Stock currently owned by each of them.
ITEM 4. PURPOSE OF TRANSACTION.
The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.
Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as he or it deems appropriate including, without limitation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board of directors or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Company, purchasing additional shares of Common Stock, selling some or all of his or its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, gaining representation on the board of directors, including without limitation by nominating David Tomasello, or changing his or its intention with respect to any and all matters referred to in this Item 4. Representatives of the Reporting Persons have engaged in discussions with certain persons, including without limitation semiconductor manufacturers, to explore merger and/or sale opportunities.

CUSIP No.	640497103	Page	6	of	9
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)
The total number of shares of the Issuer’s Common Stock, $.001 par value, outstanding at April 27, 2008, the date of the Issuer’s most recent prior filing, was 12,455,779. As of the date of this Schedule 13D, the Tomasello Reporting Person owns 399,128 shares of Common Stock; the Bluestone Reporting Person owns 295,700 shares of Common Stock, and the Attiva Reporting Person owns 36,000 shares of Common Stock. In the aggregate, this represents 730,828 shares of the Company’s Common Stock, which is approximately 5.9% of the total shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934.

(b)
The Tomasello Reporting Person has granted David Tomasello, son of the Tomasello Reporting Person, the sole power to vote or direct the vote of 399,128 shares of the Company’s Common Stock. The Bluestone Reporting Person has granted David Tomasello, director of Bluestone Reporting Person, the sole power to vote or direct the vote of 295,700 shares of the Company’s Common Stock. The Attiva Reporting Person has granted David Tomasello, managing director of the Attiva Reporting Person, the sole power to vote or direct the vote of 36,000 shares of the Company’s Common Stock.

Identity disclosures for David Tomasello:
(a)	David Tomasello

(b)	Residence address: Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela

(c)	Principal occupation or employment and name and address of employer: Managing Director, Attiva Capital Management 381 Park Avenue South, Suite 1005, New York, NY 10016

(d)	None

(e)	None

(f)	Citizen of Venezuela
(c)
The Reporting Persons have effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ stock market.

Tomasello Reporting Person Trades:

Trade Date	Number of Shares of Common Stock	Type of Trade	Price Per Share Paid(USD)
05/22/2008	10,000	buy	0.710
05/23/2008	11,350	buy	0.698
05/23/2008	6,227	buy	0.758
05/23/2008	5,066	buy	0.828
05/30/2008	21,300	buy	0.757
06/03/2008	30,400	buy	0.747
06/25/2008	9,720	buy	0.360
06/26/2008	20,000	buy	0.370
06/27/2008	20,000	buy	0.370
07/01/2008	30,000	buy	0.255
07/08/2008	10,000	buy	0.210
07/10/2008	20,000	buy	0.200
07/17/2008	100,000	buy	0.180

CUSIP No.	640497103	Page	7	of	9
     Bluestone Reporting Person Trades:

Trade Date	Number of Shares of Common Stock	Type of Trade	Price Per Share Paid (USD)
05/22/2008	1,000	buy	0.7199
05/22/2008	1,000	buy	0.72
05/22/2008	3,000	buy	0.72
05/22/2008	5,000	buy	0.71
05/28/2008	100	buy	0.81
05/28/2008	100	buy	0.76
05/28/2008	100	buy	0.78
05/28/2008	200	buy	0.78
05/28/2008	400	buy	0.81
05/28/2008	500	buy	0.7799
05/28/2008	500	buy	0.77
05/28/2008	600	buy	0.82
05/28/2008	700	buy	0.79
05/28/2008	1,800	buy	0.7899
05/28/2008	2,200	buy	0.788
05/28/2008	2,248	buy	0.81
05/28/2008	2,400	buy	0.80
05/28/2008	2,400	buy	0.81
05/28/2008	2,600	buy	0.79
05/28/2008	2,752	buy	0.80
05/28/2008	3,300	buy	0.82
05/28/2008	8,900	buy	0.79
05/28/2008	9,400	buy	0.78
05/28/2008	10,000	buy	0.76
05/28/2008	10,000	buy	0.79
05/29/2008	100	buy	0.80
05/29/2008	100	buy	0.77
05/29/2008	600	buy	0.78
05/29/2008	700	buy	0.79
05/29/2008	900	buy	0.7899
05/29/2008	1,000	buy	0.80
05/29/2008	4,000	buy	0.83
05/29/2008	5,000	buy	0.7999
06/05/2008	200	buy	0.72
06/06/2008	1,000	buy	0.71
06/06/2008	1,000	buy	0.7289
06/06/2008	1,000	buy	0.7289
06/06/2008	1,000	buy	1.3299
06/16/2008	3,100	buy	0.5395
06/16/2008	6,900	buy	0.54
06/24/2008	450	buy	0.36
06/24/2008	4,550	buy	0.365
06/24/2008	5,000	buy	0.3799
07/08/2008	10,000	buy	0.21
07/08/2008	10,000	buy	0.215
07/09/2008	2,300	buy	0.2199
07/09/2008	5,900	buy	0.22
07/09/2008	7,700	buy	0.215
07/09/2008	10,000	buy	0.215

CUSIP No.	640497103	Page	8	of	9
     Attiva Reporting Person Trades:

Trade Date	Number of Shares of Common Stock	Type of Trade	Price Per Share Paid (USD)
05/28/2008	100	buy	0.79
05/28/2008	1,547	buy	0.80
05/29/2008	100	buy	0.77
07/07/2008	900	buy	0.2249
07/09/2008	100	buy	0.2199
07/09/2008	9,900	buy	0.22
07/09/2008	10,000	buy	0.22

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The Tomasello Reporting Person has granted David Tomasello, son of the Tomasello Reporting Person, the sole power to vote or direct the vote of 399,128 shares of the Company’s Common Stock, by virtue of proxy. The Bluestone Reporting Person has granted David Tomasello, by virtue of his position as director of Bluestone Reporting Person, the sole power to vote or direct the vote of 295,700 shares of the Company’s Common Stock. The Attiva Reporting Person has granted David Tomasello, by virtue of his position as managing director of the Attiva Reporting Person, the sole power to vote or direct the vote of 36,000 shares of the Company’s Common Stock.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None.

CUSIP No.	640497103	Page	9	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 17, 2008

/s/ Antonio Tomasello
Antonio Tomasello

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 17, 2008

/s/ David Tomasello
David Tomasello, as Managing Director, Bluestone Financial LTD

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 17, 2008

/s/ David Tomasello
David Tomasello, as Director, Attiva Capital Management, LLC